UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 1, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DHX Media Ltd.

File No. 001-37408 - CF#35185

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DHX Media Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to two Form 6-K's filed on May 23, 2017, as amended on July 24, 2017.

Based on representations by DHX Media Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through May 22, 2027
Exhibit 99.2	through May 22, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary